

January 13, 2012

Thomas H. Hanna, Jr.
Chief Executive Officer
Eastern Resources, Inc.
166 East 34th Street, Suite 18K
New York, NY 10016

>   **Re: Eastern Resources, Inc.**
>   **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 30, 2011**
>   **File No. 333-149850**

Dear Mr. Hanna:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that the prospectus included in post-effective amendment no. 1 has been in use for more than nine months and the information contained in the prospectus was more than 16 months old prior to the filing of your post-effective amendment. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) either accompany or precede the confirmation of the sale of a security. Please tell us whether any offers or sales were made using the prospectus during the period in which your audited financial statements were not current. Additionally, please tell us how you communicated to the selling security holders that they may not sell securities pursuant to the registration statement until current financial statements have been filed. Refer to Securities Act Section 10(a)(3) and Securities Act Rule 427.

Signatures, page II-7

2. Please revise the first signature block to follow the language set out in Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-2601 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: via E-mail
        Paul Levites, Esq.